EXHIBIT 99.2

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

May 2, 2019

REPORT OF VOTING RESULTS

National Instrument 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.                                      By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%

Patricia M. Bedient	1,194,600,457	99.27	8,816,855	0.73
Mel E. Benson	1,166,417,226	96.93	37,000,166	3.07
John D. Gass	1,186,440,057	98.59	16,977,335	1.41
Dennis M. Houston	1,195,090,779	99.31	8,326,533	0.69
Mark S. Little	1,192,493,621	99.09	10,923,771	0.91
Brian P. MacDonald	1,201,000,961	99.80	2,416,432	0.20
Maureen McCaw	1,168,684,460	97.11	34,732,852	2.89
Eira M. Thomas	1,164,653,615	96.78	38,763,777	3.22
Michael M. Wilson	1,199,573,801	99.68	3,843,591	0.32

2.                                      By resolution passed by show of hands, KPMG LLP, Chartered Professional Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders.

3.                                      Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 28, 2019 was approved by a vote, conducted by ballot, of 1,131,787,383 (94.05%) for and 71,629,703 (5.95%) against.